FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 1, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Management Change

March 1, 2018

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces that the Board of Directors of MTS accepted the petition by Andrei Dubovskov asking for early termination of his responsibilities as President and Chairman of the Management Board, and appointed Alexey Kornya, Vice President for Finance, Investments, Mergers & Acquisitions, to the position of the President. Furthermore, today the Nomination, Remuneration and Corporate Governance Committee of the Board of Directors of Sistema PJSFC (LSE: SSA, MOEX: AFKS), the majority shareholder of MTS, recommended to the Board of Directors of Sistema to approve Andrei Dubovskov as the President of Sistema PJSFC on the meeting scheduled for March 2, 2018 ( http://www.sistema.com/press/press-releases/detail/article/23191/ ).

Alexey Kornya takes the post of the President of MTS from March 13, 2018, for the period of three years.

Ron Sommer, Chairman of the Board of Directors, MTS, commented:

“Andrei Dubovskov has achieved excellent results as the president of MTS. Thanks to Andrei’s business and corporate reform, a nuanced understanding of the market specifics, excellent professional intuition and a perfectly balanced team, MTS, from year to year and from quarter to quarter, strengthened its leadership on the Russian market, consistently increasing the revenue and OIBDA gap with its closest competitors. Over the recent years, MTS has transformed from a traditional telecommunications operator to a digital service provider. Today, MTS is not only the leader in the mobile communications market, but also a major player in the market for systems integration services, cyber security, cloud services, Big Data, broadband Internet access and satellite TV as well as financial and entertainment services. We thank Andrei for his immense contribution and wish him further success. We are confident that the new MTS president Alexey Kornya will continue to implement MTS’s strategic initiatives towards the development of an efficient digital services ecosystem. There is no doubt that Alexey’s extensive experience in the Company, his deep and comprehensive understanding of MTS’s business processes and industry specifics, will allow us to further strengthen MTS’ position in all markets of presence and create additional opportunities for business growth in new segments.”

Biography

Alexey Kornya joined the Company in 2004 as the Chief Financial Officer of MTS Ural macroregion. Between 2004 and 2007, he was Director of MTS Group for Business Planning. In March 2007, he was appointed Chief Financial Controller of MTS Group. In 2008, Alexey Kornya was appointed acting Vice President and in 2010 began his tenure as Vice President, Finance and Investment, at MTS PJSC. Since June 2016, he has been Vice President for Finance, Investments, Mergers & Acquisitions.

Alexey is a member of the Budget Committee of the MTS PJSC Board of Directors and the Supervisory Board of MTS Ukraine PrJSC, member of the Board of Directors of Mobile TeleSystems JLLC (MTS Belarus) and RTC JSC. He is also a member of the Board of Directors and the Strategy and Risk Management Committee of the Board of Directors of MTS Bank PJSC.

Prior to joining MTS, Alexey worked for North-West Telecom and PricewaterhouseCoopers Audit. Alexey was born in 1975. In 1998, he graduated with honors from the Saint-Petersburg State University of Economics and Finance.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 1, 2018